Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following was posted to the Twitter and LinkedIn accounts of Michael Dell, Chairman and Chief Executive Officer, and Stella Low, Senior Vice President of Global Communications, on July 2 and 3, 2018.

Transcript of the CNBC video interview accessible through the link included above is reproduced below:

DAVID FABER: FIVE YEARS AFTER TAKING THE COMPANY PRIVATE, DELL WILL BECOME PUBLIC AGAIN, BUYING OUT THE TRACKING STOCK OF VMWARE, ITS CLOUD SOFTWARE UNIT THAT IT OWNS ROUGHLY 81% OF. VMWARE AND THE NEWLY CREATED DELL TECHNOLOGIES CLASS C SHARES ARE BOTH UP SHARPLY THIS MORNING. JOINING US NOW FOR A CNBC EXCLUSIVE INTERVIEW IS DELL TECHNOLOGIES CHAIRMAN AND CEO MICHAEL DELL, NICE TO HAVE YOU HIRE. THANKS FOR COMING DOWN.

MICHAEL DELL: GREAT TO BE WITH YOU, I MISSED YOU GUYS.

FABER: WE MISSED YOU, TOO. AND NOW THAT YOU’RE GOING TO RETURN RIGHT HERE I GUESS TO THE NYSE AS A PUBLICLY TRADED EQUITY THAT WILL BE NICE AS WELL. YOU KNOW, YOU HAVE MADE NO SECRET, THOUGH, THE FACT THAT YOU PREFER TO BE PRIVATE. WHAT WAS THE COST-BENEFIT ANALYSIS THAT IT WAS WORTH DOING THIS TRANSACTION TO BECOMING A PUBLIC COMPANY AGAIN?

DELL: WELL, IN THE LAST FIVE YEARS A LOT HAS CHANGED. YOU KNOW, WE HAVE COMPLETELY TRANSFORMED THE BUSINESS, BECOME THE ESSENTIAL INFRASTRUCTURE COMPANY, REALLY CHANGED THE PROFILE NATURE OF THE COMPANY IN TERMS OF OUR CAPABILITIES, A BROAD SET OF CAPABILITIES ACROSS THE DATA CENTER, SOFTWARE DEFINED, EVERYTHING, 85% OF OUR ENGINEERS ARE IN SOFTWARE. YOU LOOK AT OUR BUSINESS LAST QUARTER, IT GREW 17% IN GROWTH. YOU KNOW, EARNINGS WERE UP STRONG DOUBLE DIGITS. AND THIS IS ABOUT SIMPLIFYING OUR CAPITAL STRUCTURE AND EXPOSING THE VALUE THAT WE’VE CREATED TO SHAREHOLDERS.

FABER: BUT WHY WAS THAT WORTH DOING, AGAIN? I UNDERSTAND SIMPLIFYING THE CAPITAL STRUCTURE IS CERTAINLY SOMETHING YOU MIGHT WANT TO DO, BUT WHY IS IT WORTH BECOMING A PUBLIC COMPANY TO DO IT?

DELL: WELL, LOOK, I THINK WE WENT THROUGH A FAIRLY EXHAUSTIVE PROCESS THAT WAS DISCLOSED IN THE 13D FILING AND YOU GUYS REPORTED ON YOU KNOW, A FAIR BIT, AND LOOKED AT ALL THE VARIOUS OPTIONS AND CAME TO THE CONCLUSION, YOU KNOW, ALONG WITH TWO SPECIAL COMMITTEES, TWO INDEPENDENT SPECIAL COMMITTEES.

FABER: RIGHT, VMWARE AND — RIGHT.

DELL: EXACTLY. THAT THIS WAS THE BEST OPTION.

FABER: THE BEST OPTION TO DO WHAT, THOUGH? TO SIMPLIFY THE CAPITAL STRUCTURE? THAT WAS THE END GOAL HERE?

DELL: TO SIMPLIFY THE CAPITAL STRUCTURE.

FABER: AND WHY WAS THAT A DESIRED END, I GUESS.

DELL: WELL, IT’S BEEN TOO COMPLICATED. AND AT THE SAME TIME, LOOK, WE HAVE AN EXTRAORDINARY BUSINESS THAT’S DOING INCREDIBLY WELL. WE BROUGHT TOGETHER THE BEST ASSETS OF THE INDUSTRY. WE HAVE INVESTED HEAVILY. WE CHANGED THE TRAJECTORY CONSIDERABLY, AND IF YOU LOOK AT THE ORIGINAL BUSINESSES THAT WE STARTED WITH, ALRIGHT, WE’VE HAD 21 QUARTERS IN A ROW OF GROWTH AND SHARE IN THOSE BUSINESSES. WE’VE BEEN GAINING SHARE DRAMATICALLY IN SERVERS. WE’RE NUMBER ONE IN REVENUE AND PROFIT IN THE CLIENT BUSINESS. NUMBER ONE IN REVENUE AND GROWTH AND SERVERS. NUMBER ONE IN STORAGE, VIRTUALIZATION. I MEAN, THERE’S A BROAD SWATH OF CATEGORIES. AND THEN YOU STEP BACK AND YOU SAY, “WHAT’S GOING ON IN THE INDUSTRY?” AND MORE BROADLY, THERE IS A TECHNOLOGY-LED BOOM IN INVESTMENT THAT REQUIRES MODERN IT INFRASTRUCTURE. AND DELL TECHNOLOGIES IS

THE LEADING INFRASTRUCTURE COMPANY IN — ON THE PLANET. AND BECAUSE WE BROUGHT TOGETHER DELL AND EMC AND VMWARE AND PIVOTAL, WE’VE CAPTURED THE HEARTS AND MINDS OF THE DECISION MAKERS, YOU KNOW, IN THIS AGE OF 5G AND IOT AND AI, AND WE’RE WINNING, AND SO, IT’S A GREAT TIME TO, YOU KNOW, DO THIS.

FABER: IT’S A GREAT TIME TO DO IT BECAUSE OF THE STATE OF THE INDUSTRY. BECAUSE YOU’RE IN A GOOD POSITION TO DO IT. BUT — I MEAN YOU’RE NOT GIVING UP CONTROL ANYHOW, BUT YOU COULD CONCEIVABLY HAVE DONE ALL THOSE THINGS AS A PRIVATE COMPANY AND CONTINUED TO DO THEM AS YOU HAVE, RIGHT?

DELL: YOU ARE CORRECT.

FABER: IS IT BECAUSE SILVER LAKE WANTS TO SELL WHAT WILL BE A 16% TO 18% STAKE IN THE OVERALL COMPANY? IS THAT WHY BEING PUBLIC IS A BETTER THING?

DELL: NO. YOU KNOW, THEY’VE BEEN VERY CLEAR ABOUT THEIR INTENTION TO CONTINUE TO HOLD, YOU KNOW, AND YOU KNOW, THEY’RE VERY COMMITTED TO THE INVESTMENT. AND I’LL TELL YOU, I’VE ASKED THEM SEVERAL TIMES, “HEY, YOU GUYS WANT TO SELL?” I’LL BUY THEM OUT, RIGHT?

FABER: THEY’VE BEEN AT IT A LONG TIME. AND A PARTNER OF YOURS FOR QUITE SOME TIME. AND IT’S A GREAT INVESTMENT GAIN FOR THEM AS WELL, WHICH, YOU KNOW, PE FIRMS DO LIKE –

DELL: EVERYTHING’S WORKING OUT PRETTY WELL. SO, LOOK, WE HAVE A FANTASTIC BUSINESS HERE, IT’S DOING EXTRAORDINARILY WELL. YOU KNOW, WE –

FABER: YOU WOULD BUY OUT SILVER LAKE IF THEY ACTUALLY WANTED TO SELL?

DELL: THAT’S NOT THE TRANSACTION THAT WE’RE HERE TO TALK ABOUT, RIGHT?

FABER: NO – YOU JUST MENTIONED IT. THE TRANSACTION WE ARE TALKING ABOUT IS TAKING OUT THE TRACKING STOCK, WHICH HAS BEEN TRADING AT A SIGNIFICANT DISCOUNT TO THE UNDERLYING VALUE. BUT THERE WERE A NUMBER OF OTHER THINGS YOU COULD HAVE CONSIDERED. A REVERSE MERGER WAS ONE OF THEM OR JUST AN IPO OF DELL ITSELF SEPARATELY. WHY WAS THIS THE PREFERRED METHOD?

DELL: YOU KNOW, WE WENT THROUGH ALL THE VARIOUS OPTIONS, CERTAINLY THE IPO WAS AN OPTION, THERE WERE OTHER OPTIONS THAT WERE DISCUSSED AND WE CONCLUDED THAT THIS WAS, YOU KNOW, THE BEST OF ALL THE OPTIONS. AND –

FABER: WHY, THOUGH?

DELL: IT WAS A RELATIVELY STRAIGHT FORWARD PATH. AND IT’S SORT OF A ONE-STEP SIMPLIFICATION, INSTEAD OF A TWO-STEP SIMPLIFICATION. YOU KNOW, THE OPTION TO GO PUBLIC WAS VERY MUCH THERE, RIGHT. BUT THEN WE — YOU WOULD THEN LATER, PROBABLY CONVERT THE TRACKING STOCK INTO THE PUBLIC COMMON AND SO YOU CREATE A LITTLE MORE COMPLEXITY BEFORE YOU HAVE LESS COMPLEXITY, AND SO IF YOU COULD DO IT IN ONE STEP, THAT CERTAINLY IS EASIER.

FABER: ANOTHER QUESTION IS ABOUT VMWARE, OF COURSE YOU CONTROL IT AT 81% OR SO. BUT – AND I KNOW YOU’VE GOT —

DELL: I LOVE VMWARE.

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FABER: DO YOU WANT IT TO REMAIN A PUBLIC COMPANY ON ITS OWN? IS THAT THE PLAN HERE?

DELL: ABSOLUTELY. WE WANT IT TO REMAIN AN INDEPENDENT PUBLIC COMPANY. VMWARE IS DOING GREAT. PAT AND THE TEAM HAVE DONE A FABULOUS JOB IN MOVING THE BUSINESS FOR THIS MULTI-CLOUD ERA, AND ALONG WITH THE KIND OF TURBO BOOST WITH DELL TECHNOLOGIES, WITH 40,000 SALESPEOPLE, YOU KNOW, VMWARE IS EXTREMELY WELL POSITIONED.

FABER: SO THERE’S NO PLAN DOWN THE ROAD CONCEIVABLY TO CONSOLIDATE THAT AS WELL?

DELL: WE HAVE NO PLANS TO DO THAT.

MICHAEL SANTOLI: YOU MADE THE CASE A FEW YEARS AGO WHEN YOU WENT PRIVATE, THAT, YOU KNOW, THE PUBLIC MARKETS SOMETIMES DON’T HAVE THE PATIENCE TO WAIT OUT THE KINDS OF TRANSFORMATION THAT YOU NOW SAY THE COMPANY HAS DONE. AND SO – AND WE’VE SEEN OTHER LARGE COMPANIES KIND OF STRUGGLE TO FOCUS INVESTORS ON THE FASTER GROWING PIECES OF THE COMPANY, IBM, ORACLE, CISCO, WHICHEVER THEY ARE. YOU’RE NOW SAYING YOU’RE WINNING, YOU’RE WINNING AGAINST WHOM? I MEAN WHO IS YOUR COMPETITION? WHO SHOULD INVESTORS VIEW DELL TECHNOLOGIES ALONGSIDE?

DELL: SO FIRST I WOULD SAY THAT YOU KNOW, THERE’S ABOUT A $3 TRILLION IT INDUSTRY AND WE’RE BUT A SMALL, YOU KNOW, $87 BILLION COMPANY, IN THE $3 TRILLION, SO IT’S AN ENORMOUS OVERALL MARKET SPACE. WE COMPETE WITH A VARIETY OF COMPANIES. WHEN WE LOOK AT OUR BUSINESS, YOU KNOW, WE MEASURE RELATIVE SHARE. HOW ARE WE DOING? ARE WE GAINING SHARE? ARE WE LOSING SHARE? YOU KNOW, WE’RE NUMBER ONE IN AS I SAID LIKE 23 DIFFERENT MAJOR CATEGORIES OF IT INFRASTRUCTURE, AND WE’RE GAINING SHARE IN PRETTY MUCH ALL OF THEM. SO WHO ARE WE COMPETING AGAINST? IT’S THE NUMBER TWO, NUMBER THREE, NUMBER FOUR. IN MANY CASES, YOU KNOW, FOR EXAMPLE, IN STORAGE, WE’RE BIGGER THAN NUMBER TWO AND NUMBER THREE AND NUMBER FOUR ALL COMBINED TOGETHER. AND WE’RE GROWING. SO – AND BY THE WAY, WE LOOK AT SHARE OF THE PROFITS AS OR EVEN MORE IMPORTANT THAN THE SHARE OF REVENUE OR UNITS. BUT I THINK WHAT’S HAPPENING MORE BROADLY WITH THIS TECHNOLOGY-LED BOOM IN INVESTMENT IS THAT THE ROLE OF TECHNOLOGY IS FUNDAMENTALLY CHANGING. SO YOU THINK ANY BUSINESS OUT THERE, SMALL, LARGE, PUBLIC, PRIVATE, ANY TYPE OF BUSINESS, IS USING TECHNOLOGY TODAY IN FUNDAMENTALLY DIFFERENT WAYS THAN IT WAS FIVE OR TEN YEARS AGO. AND SO THE IMPORTANCE OF DATA AND THE AMOUNT OF DATA, WITH ALL THESE BILLIONS OF CONNECTED DEVICES, THAT ARE BEING CREATED, THAT IS CREATING KIND OF THIS TSUNAMI OF DATA AND INFORMATION, AND IT HAS TO BE USED IN REAL TIME, TURNED INTO INSIGHTS ON THE EDGE, IN A DISTRIBUTED CORE AND IN CLOUDS, ON PREMISE, PUBLIC CLOUDS AND NO COMPANY IS BETTER POSITIONED TO WIN IN THAT THAN DELL TECHNOLOGIES. AND THAT’S WHY WE’RE WINNING AGAINST OUR COMPETITION. AND I BELIEVE WE HAVE A FABULOUS FUTURE AHEAD OF US.

FABER: YOU – THE CHANGES YOU HAVE MADE IN THE COMPANIES IN THE FIVE-PLUS YEARS IT HAS BEEN A PRIVATE COMPANY, SHOULD WE BELIEVE SOMEHOW THAT YOU ARE ABLE TO DO THINGS THAT YOU’RE NO LONGER ABLE TO DO AS A PUBLIC COMPANY?

DELL: I DO NOT BELIEVE THAT WE WON’T BE ABLE TO DO THAT, RIGHT? I BELIEVE THAT GIVEN THE STRUCTURE THAT WE HAVE AND THE MOMENTUM THAT WE HAVE AND THE SET OF ASSETS THAT WE HAVE, THAT WE CONTINUE TO INVEST FOR THE LONG-TERM. AND THAT IS ABSOLUTELY WHAT WE INTEND TO DO. WE SAID IT ON OUR CONFERENCE CALL THIS MORNING.

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FABER: YES.

DELL: AND IT WILL BE CLEARLY REPEATED. SO LOOK, ANY SHAREHOLDER THAT SAYS WE WANT TO DO THIS TO OPTIMIZE FOR THE SHORT-TERM, NOT TO BE THERE FOR THE LONG-TERM, YOU CAME TO THE WRONG COMPANY. RIGHT? I AM THE ULTIMATE LONG-TERM INVESTOR IN MY OWN COMPANY.

FABER: AND YOU WERE PREVIOUSLY, BUT YOU HAVE MORE CONTROL THAN YOU HAD WHEN YOU WERE LAST A PUBLIC COMPANY.

DELL: AND IT’S INTERESTING. YOU KNOW, IT WAS ALMOST EXACTLY 30 YEARS AGO THAT WE WENT PUBLIC. AND YOU KNOW, DURING THE TIME WE WERE PUBLIC, THE STOCK WENT UP 13,500%. THAT WAS 27 TIMES BETTER THAN THE S&P 500. DON’T KNOW IF WE’LL DO IT AGAIN, BUT WE’LL GIVE IT A SHOT.

SARA EISEN: MICHAEL, I WANTED TO TAKE YOUR TEMPERATURE ON THE OVERALL BUSINESS ENVIRONMENT. BECAUSE THE LAST TIME WE TALKED, IT WAS JANUARY 2017 IN DAVOS, IT WAS INAUGURATION WEEK OF PRESIDENT DONALD TRUMP AND HERE’S WHAT YOU TOLD ME THEN.

DELL: OPTIMISM AMONG MY PEERS IN THE UNITED STATES AND I THINK THAT’S FOUNDED ON WHAT WE SEE IN TERMS OF THE HIGH QUALITY TEAM THAT’S BEEN SELECTED, A NUMBER OF THE ADVISORY COMMITTEES THAT HAVE BEEN PUT TOGETHER AS WE HAVE BEEN, YOU KNOW, INVOLVED IN THOSE DISCUSSIONS, AND THE BASIC AGENDA AS A PRO GROWTH AGENDA, WE THINK IS QUITE POSITIVE.

EISEN: YOU WERE PRETTY OPTIMISTIC. SO THERE ARE NO MORE CEO ADVISORY COUNCILS, AND A LOT OF THAT HIGH QUALITY TEAM HAS LEFT THE WHITE HOUSE. ARE YOU STILL FEELING OPTIMISTIC?

DELL: NOTWITHSTANDING THOSE EXTREMELY ACCURATE POINTS, I’M MORE OPTIMISTIC NOW THAN I WAS THEN ABOUT THE BUSINESS ENVIRONMENT AND WHAT WE’RE GOING ON BROADLY. SO WHAT I LOOK AT IS THE TOP 50 COUNTRIES IN THE WORLD. AND WHAT IS OUR GROWTH RATE? WELL, FIRST OF ALL, YOU HAVE SOMETHING EXTRAORDINARY GOING ON RIGHT NOW WHERE ALMOST EVERY ONE OF THE TOP 50 ECONOMIES IN THE WORLD IS GROWING. THEN I LOOK AT OUR BUSINESS, THEY’RE PRETTY MUCH ALL GROWING DOUBLE DIGITS, RIGHT? AND IT’S NOT JUST LARGE OR SMALL OR MEDIUM CUSTOMERS AND NOT JUST THIS PRODUCT OR THAT PRODUCT, IT’S EVERY PRODUCT, EVERY CUSTOMER, EVERY REGION, ALMOST WITHOUT EXCEPTION GROWING AT DOUBLE DIGITS. SO THERE IS DEFINITELY, AGAIN, A TECHNOLOGY LED BOOM IN INVESTMENT THAT REQUIRES MODERN IN INFRASTRUCTURE AND TURNS OUT, YOU KNOW, WE’RE THE WORLD’S LEADER IN THAT.

EISEN: SO YOU’RE NOT WORRIED ABOUT LIMITS BEING PUT ON THAT FROM THE UNITED STATES AND NOW OTHERS IN THE FORM OF TARIFFS AND TRADE PROTECTIONISM? I MEAN JUST LAST WEEK, WE WERE TALKING ABOUT WAYS TO CURB CHINESE INVESTMENT IN U.S. TECHNOLOGY.

DELL: WELL, SURE, THOSE ARE CONCERNS THAT WE ALL HAVE TO THINK ABOUT AND ADDRESS, THEY’RE NOT UNIQUE TO OUR COMPANY. YOU KNOW, WE’RE CERTAINLY PAYING CLOSE ATTENTION AND WEIGHING IN TERMS OF GLOBAL TRADE, AND –

EISEN: ARE YOU STILL WEIGHING IN WITH THE ADMINISTRATION EVEN THOUGH YOU’RE NOT OFFICIALLY ON THE CEO COUNCIL ANYMORE?

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DELL: WE’RE DEFINITELY WEIGHING IN WITH OUR POINT OF VIEW ON ALL OF THE MATTERS AS IT RELATES TO TRADE.

FABER: GLOBAL SUPPLY — YOU ARE AS GLOBAL A COMPANY AS IT COMES WITH A GLOBAL SUPPLY CHAIN, MANUFACTURING IN PLACES AROUND THE WORLD. HOW CONCERNED ARE YOU ABOUT THIS BACK AND FORTH, PARTICULARLY AS IT RELATES TO CHINA, WHICH IS AN IMPORTANT MARKET?

DELL: AND WE DO HAVE A SIGNIFICANT BUSINESS IN CHINA. CHINA IS OUR SECOND LARGEST MARKET OUTSIDE THE UNITED STATES TO SELL OUR PRODUCTS.

FABER: RIGHT.

DELL: YOU KNOW, I STILL TAKE THE BELIEF THAT, YOU KNOW, THE TRADE, AS IT RELATES TO THE U.S. AND CHINA SPECIFICALLY, THE COUNTRIES ARE COMPLETELY INTERTWINED. IT’S MUTUAL ASSURED DESTRUCTION IF THERE’S A MASSIVE BREAKDOWN IN TRADE, AND IT WILL BE AN EXTREMELY BAD OUTCOME FOR BOTH COUNTRIES. NO ONE WILL WIN. SO THEREFORE I THINK THAT THE LIKELIHOOD OF THAT HAPPENING IS EXTREMELY LOW. NOW, WILL THERE BE MODIFICATIONS TO TRADE FLOWS AND TRADE AGREEMENTS AND THAT SORT OF THING? PROBABLY SO. BUT I THINK WE’RE AS WELL POSITIONED OR AS CORRECTLY POSITIONED AS ANY COMPANY COULD BE FOR THAT.

FABER: SO LIKE A LOT OF THE CEOs THAT WE HAVE SPOKEN TO, YOU EVENTUALLY THINK THAT RATIONALITY PREVAIL, I GUESS TO PUT IT ONE WAY.

DELL: I DO.

FABER: MICHAEL YOU MENTIONED 30 YEARS SINCE THE FIRST COMPANY FIRST WENT PUBLIC, YOU’VE BEEN A CEO FOR A LONG TIME. YOU’RE STILL A YOUNG MAN, DON’T GET ME WRONG, I THINK WE’RE RELATIVE PEERS THERE. DO YOU WANT TO KEEP DOING THIS FOR YEARS TO COME? DO YOU EVER THINK OF SORT OF ANOTHER CHAPTER OR ARE YOU FOCUSED SQUARELY ON REMAINING IN THIS JOB FOR THE LONG TERM FROM HERE?

DELL: I LOVE WHAT I’M DOING, IF SOMEBODY TOLD ME I COULDN’T DO THIS, I’D GO INTO SOME KIND OF A DEPRESSION. SO I ABSOLUTELY LOVE WHAT I’M DOING.

FABER: AND WILL KEEP DOING IT, I ASSUME.

DELL: AND AM ABSOLUTELY PLANNING TO KEEP DOING IT FOR MANY MANY YEARS TO COME.

FABER: WELL, LISTEN. WE APPRECIATE YOUR STOPPING BY AND WE LOOK FORWARD TO TALKING TO YOU IN THE FUTURE AS WELL, AS A PUBLIC COMPANY. ONCE AGAIN, THANK YOU.

DELL: THANK YOU.

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Full text of the New York Times article accessible through the link included above is reproduced below.

Snapshot of the LinkedIn post accessible through the link included above is reproduced below:

Full text of the New York Times article accessible through the link included above is reproduced below:

Dell to Return to Public Trading, but Still in Its Founder’s Hands

The New York Times, By Michael J. de la Merced

July 2, 2018

When Michael S. Dell took his namesake technology company private in 2013, he said that doing so would give him the freedom to prepare it for a future that stretched well beyond personal computers.

Having drastically expanded Dell into a huge one-stop technology shop for businesses, he and his financial partner, the investment firm Silver Lake, plan to bring the company back to the public markets — albeit in a complicated fashion that keeps them firmly in control.

Mr. Dell and Silver Lake are expected to announce as early as Monday that they have struck a $21.7 billion deal to buy out investors in a special class of shares created in 2016 to help Dell buy the networking company EMC. That stock effectively tracks the performance of Dell’s 82 percent stake in VMware, the fast-growing network software company that Dell inherited when it bought EMC. (The other 18 percent of VMware is publicly traded as a different stock.)

The deal, which was approved by the boards of Dell and VMware on Sunday evening, would simplify the stock structure of Dell and its publicly traded subsidiary. But it would also mark the return of Dell to the public markets, with a twist: The special shares held by Mr. Dell and Silver Lake would give them more votes than other investors.

The transaction represents in some ways the culmination of a nearly $100 billion bet by Mr. Dell and Silver Lake that, away from the harsh glare of public markets, they could retool a company best-known for making personal computers and traditional servers for an age of smartphones and cloud computing. Not only does Dell still supply the machines that sit on the desks inside many office buildings, it has also found a ready market selling equipment and software to the kinds of networked computing services that were once thought to spell its end.

“We’ve completely transformed our company and become a key leader in huge segments of the industry,” Mr. Dell said in a telephone interview.

It was an expensive wager, with Mr. Dell and Silver Lake spending roughly $25 billion to take Dell private, and then $67 billion to buy EMC — a transaction that created a kind of one-stop shop for hardware and software needed by companies to run their businesses.

“This has been the largest, most complex and successful integration in the history of the technology industry,” Egon Durban, the Silver Lake managing partner who has worked closely with Mr. Dell, said in an interview.

But that bet has paid off in many ways.

Dell has increased its share of both the PC and the server markets. The research firm IDC estimated that Dell’s worldwide server revenue jumped more than 50 percent in the first quarter, taking the top spot from the longtime sector leader Hewlett Packard as it sells more equipment to cloud service providers. Dell also moved into the top spot in United States PC shipments in the first quarter, according to estimates by the research firm Gartner.

“In 2012, people were saying the PC was dead. It wasn’t,” Mr. Dell said. “Three years ago, people were saying that everything’s going to the public cloud. Turns out that was completely wrong, too.”

And Mr. Dell has pushed the company into newer areas, like internet-connected devices and artificial intelligence.

With much of the transformation work done, Dell’s owners are ready to make the company public once again.

Under the terms of the deal, Dell will offer either $109 a share in cash or 1.3665 shares of newly issued Class C stock in itself for each share of the tracking stock, known by its ticker, DVMT. The cash portion of the transaction will come from an $11 billion special dividend that VMware will issue to all its shareholders — $9 billion of which will go to Dell.

The transaction would help simplify what has been a complicated stock structure. If the deal is approved by shareholders of the DVMT stock, there will be only two publicly traded types of shares tied to Dell: Dell’s Class C shares and the regular shares in VMware.

Some DVMT shareholders — including Carl C. Icahn, the billionaire who bitterly fought Mr. Dell’s 2013 deal to take his company private — may fight for more money. But Mr. Dell and Mr. Durban pointed out that DVMT shares, although trading well below VMware’s own publicly traded stock, have more than doubled during their existence.

While the transaction would return Dell to the public markets, the new stock structure would leave Mr. Dell with a free hand to keep making changes in the company to adapt to new trends.

“I believe we’ve accomplished what we set out to do in evolving the business,” Mr. Dell said. “But the work of evolving a company is never done.”

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, the Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.